Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

November 2025

Aegon Ltd.

Aegon Limited	Statutory seat	Principle place of business	Bermuda Registrar of Companies number: 202302830
An exempted company with liability	Canon’s Court	World Trade Center	(September 30, 2023)
limited by shares www.aegon.com	22 Victoria Street Hamilton HM 12 Bermuda	Schiphol Boulevard 223 1118 BH Schiphol The Netherlands	Dutch Chamber of Commerce number: 27076669 Aegon Limited is a non-resident company under the Dutch Act Non Residential Companies

Aegon’s press release, dated November 13, 2025, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd.
(Registrant)

Date: November 13, 2025	By	/s/ S. Knol

S. Knol
Director Financial Reporting & Operations

November 13, 2025 3Q25 trading update

Aegon trading update for third quarter 2025

•	EUR 340 million operating capital generation (OCG) before holding funding and operating expenses
•	Capital ratios of Aegon’s main units remain strong, above their respective operating levels
•

Cash Capital at Holding at EUR 1.9 billion, reflecting the sale of 12.5 million shares in a.s.r. for EUR 700 million, the payment of the 2024 final dividend and the 2025 interim dividend, and 54% completion of the ongoing EUR 400 million share buyback program

•	On track to meet all financial targets for 2025
•

Continued strong commercial momentum in US Strategic Assets: Individual Life sales are up 39% compared with the prior year period, while World Financial Group’s (WFG) sales and US Retirement Plans account balances also increase. Net outflows in UK platform business, while Asset Management third-party net flows remain positive

Lard Friese, Aegon CEO, commented:

“During the third quarter of 2025, we continued to make good progress in transforming our businesses. Transamerica, our largest business, continued to grow its distribution network, WFG, and maintained its strong commercial momentum with increased life and annuity sales. While our business in the United Kingdom saw some outflows due to the departure of two large, low-margin schemes, our Asset Management and International businesses continued to grow.

Throughout the quarter, our businesses remained well capitalized. We delivered strong OCG across our portfolio and remain on track to achieve our full-year OCG target of EUR 1.2 billion for 2025.

I look forward to our Capital Markets Day on December 10, where we will provide an update on our strategy and financial targets, and announce the outcome of our ongoing review regarding a potential relocation of our legal domicile and head office to the United States.”

Please note that all comparisons are versus the third quarter of 2024 unless stated otherwise.

Contact details and dial-in information can be found at the end of this press release, on page 12.

November 13, 2025 3Q25 trading update

Business update Americas

During the third quarter of 2025, Transamerica continued to make progress in executing its strategy to grow its business by focusing on middle-market America, targeted through agency distribution and the workplace. New Individual Life sales increased by 39%, driven by sales supported by a new fully digital underwriting platform and by higher sales in the agent channels. WFG, Transamerica’s affiliated distribution network of independent agents, continued to grow its number of licensed agents and increased both its new life and annuity sales. Retirement Plans experienced net outflows driven by discontinuances of large market contracts, while gross deposits benefited from strong written sales in previous periods.

Strategic Assets business update: Distribution

Aegon Americas				unaudited

Business update Distribution - World Financial Group (WFG)
USD in millions	Notes	3Q 2025	3Q 2024	%

Number of licensed agents		92,519	82,452	12
Number of multi-ticket agents		35,975	37,003	(3)

WFG’s total new life sales	1,2	173	150	15
Transamerica’s market share in WFG (US Life)		65%	63%	4

WFG’s total sales of annuities gross deposits	1	930	852	9

The number of licensed agents at WFG increased by 12% to 92,519, reflecting successful recruitment initiatives and improved retention. The number of multi-ticket agents – a rolling count of agents that have sold more than one policy in the last 12 months – decreased by 3%, as recent initiatives have focused on improving the productivity of agents. These efforts to improve agent productivity have led to a higher average premium sold per producing agent. This resulted in an increase in new life sales and higher sales of third-party annuities in both the United States and Canada. Compared with the third quarter of 2024, Transamerica expanded its market share of WFG US Life sales to 65%.

Strategic Assets business update: Savings & Investments

Aegon Americas				unaudited

Business update Savings & Investments
USD in millions	Notes	3Q 2025	3Q 2024	%

Gross deposits Retirement Plans		7,463	6,750	11
Net deposits Retirement Plans		(1,637)	(13,485)	88
of which: net deposits mid-sized Retirement Plans		(23)	(373)	94

AuA Retirement Plans		250,670	227,837	10
of which: AuA mid-sized Retirement Plans		62,447	54,328	15

Individual Retirement Accounts AuA		14,507	12,247	18
General Account Stable Value AuM		14,490	11,648	24

November 13, 2025 3Q25 trading update

Retirement Plans gross deposits increased by 11%, driven by higher takeover deposits in both the large and mid-sized markets supported by strong written sales in previous periods. Written sales remain strong and are expected to support gross deposits in the coming quarters.

Total net outflows came in at USD 1.6 billion, an improvement compared with the prior year period. This was driven by lower large market plan discontinuances. Net deposits for mid-sized plans were slightly negative during the quarter.

Business growth and favorable markets drove a 10% increase in the total account balances in Retirement Plans over the last year. Account balances for the mid-sized plans segment increased by 15% due to favorable market movements, as well as overall net inflows. Our strategic focus on the General Account Stable Value product and Individual Retirement Accounts led to higher assets in these ancillary products.

Strategic Assets business update: Protection Solutions

Aegon Americas				unaudited

Business update Protection Solutions
USD in millions	Notes	3Q 2025	3Q 2024	%

Traditional Life		53	30	75
Indexed Universal Life		102	81	25
New life sales Individual Life	2	155	112	39

New life sales Workplace Life	2	14	14	(3)
New premium production Workplace Health		20	24	(17)
Net deposits Indexed Annuities		519	405	28

In Individual Life, new life sales increased by 39%. Half of the increase was driven by sales of a Whole Life Final Expense product through a fully digital underwriting platform, which was launched in the second half of last year. The other half of the increase resulted from higher Indexed Universal Life sales by WFG and Transamerica’s own agency channel, supported by more productive agents.

New life sales in Workplace Life were at the same level as in the prior year reporting period while new premium production in Workplace Health decreased by USD 4 million – mostly due to lower sales in Supplemental Health products.

Net deposits for Indexed Annuities products were driven by a further improvement in wholesale distribution productivity for Registered Index Linked Annuities (RILA) products with net deposits increasing 28% compared with the prior year period. Year-to-date, Transamerica has established itself as a top 10 player in terms of RILA sales in the US market (based on available LIMRA data).

November 13, 2025 3Q25 trading update

Update on Financial Assets

Aegon Americas				unaudited

Business update Financial Assets
USD in millions	Notes	3Q 2025	3Q 2024	%

Capital employed in Financial Assets (at operating level)		2,960	3,473	(15)

Net deposits Variable Annuities		(1,558)	(1,503)	(4)
Net deposits Fixed Annuities (excluding SPGAs)		(343)	(319)	(8)

Variable Annuities dynamic hedge effectiveness ratio (%)	3	99%	99%	-

Net face amount Universal Life		44,174	48,089	(8)

LTC actual to expected claim ratio (%) (IFRS based)		97%	104%	(6)
NPV of LTC rate increases approved since end 2022		822	457	80

On September 30, 2025, Financial Assets had USD 3.0 billion of capital employed, a decrease of USD 0.3 billion compared with USD 3.3 billion capital employed at the end of the second quarter of 2025. The decrease was driven by favorable equity markets and by the previously announced expansion of the dynamic hedge program for Variable Annuities.

During the third quarter of 2025, the variable annuity hedge program continued its strong track record of managing the financial market risks embedded in the guarantees. Net outflows in Variable Annuities were in line with previous quarters and within expectations, reflecting limited new business and the run-off of the book. Fixed Annuities net outflows were seasonally elevated in the third quarter, partly due to higher mortality-related decrement rates compared with the prior year period.

The net face value of the legacy Universal Life portfolio decreased due to the run-off of the book and Transamerica’s program to purchase institutionally owned policies.

The total value of premium rate increases approved by state regulators for Long-Term Care increased to USD 822 million, which now exceeds the target of USD 700 million set at the beginning of 2023. Transamerica will continue to pursue further actuarially justified premium rate increases. Claims experience in Long-Term Care continues to track in line with assumptions.

Financial Assets management action

As of the middle of August 2025, Transamerica expanded its dynamic hedge program for Variable Annuities to further reduce its equity market exposure. Previously, the program hedged market risks from policy riders. The expansion now includes first order equity market exposure of 25% of the Variable Annuities base contracts held by Transamerica Life Insurance Company, Transamerica’s largest insurance carrier. This reduces the economic equity market sensitivity of the portfolio and further solidifies the run-off of the Variable Annuities portfolio. Consequently, the IFRS net result and CSM equity sensitivities are reduced. In addition, downwards equity market sensitivities of the RBC ratio are reduced, while upwards equity market sensitivities increased due to a relatively higher impact from non-economic flooring of reserves.

November 13, 2025 3Q25 trading update

Business update United Kingdom

United Kingdom				unaudited

Business update
GBP in millions	Notes	3Q 2025	3Q 2024	%

Adviser Platform		(958)	(916)	(5)
Workplace Platform		(257)	865	n.m.
Total Platform		(1,215)	(51)	n.m.
Institutional		136	362	(62)
Traditional products		(692)	(560)	(24)
Net deposits		(1,770)	(249)	n.m.

Adviser Platform		53,532	51,699	4
Workplace Platform		70,415	60,663	16
Total Platform		123,946	112,363	10
Institutional		81,899	75,436	9
Traditional products		31,360	30,913	1
Assets under Administration		237,205	218,712	8

Net outflows in the Workplace platform reflected the departure of two large, low-margin schemes. Total Assets under Administration (AuA) continued to grow from regular contributions from existing schemes and market movements. For the Adviser platform, net outflows reflected ongoing consolidation and vertical integration in non-target adviser segments. As outlined at our June 2024 Teach-In, we have several initiatives in place that aim to return the Adviser platform to growth by 2028, which include improving the platform experience and focusing on our 500 target adviser firms.

Total Platform AuA, which consists of the Workplace platform and the Adviser platform, increased by 10% compared with September 30, 2024. During the same period, overall AuA, which also includes Traditional products and the Institutional business, increased by 8%. The increase in AuA was driven by market movements during the period.

November 13, 2025 3Q25 trading update

Business update International

International				unaudited

Business update
EUR in millions	Notes	3Q 2025	3Q 2024	%

Spain & Portugal		9	8	7
China		11	17	(36)
Brazil		34	34	-
TLB and others		7	6	15
New life sales	2, 4	61	65	(7)

New premium production accident & health insurance	4	10	11	(9)

New premium production property & casualty insurance	4	17	14	16

International new sales continue to contribute to the ongoing growth of the book.

New life sales decreased by 7%, as growth in Brazil, Transamerica Life Bermuda (TLB) and Spain & Portugal was more than offset by a decrease in China. Brazil reported higher new life sales, in particular in credit and group life, which was offset by unfavorable currency movements. At TLB, higher life sales were driven by indexed universal life. In Spain, higher sales were driven by linked products in Santander Life. In China, product pricing was revised to reflect new pricing regulations and the current economic environment.

New premium production for accident & health insurance decreased due to lower sales in health products in Spain, which was partially offset by higher sales in Portugal. New premium production for property & casualty insurance increased, reflecting higher sales of non-linked products in Spain through Santander Non-Life.

November 13, 2025 3Q25 trading update

Business update Asset Management

Asset Management				unaudited

Business update
EUR in millions	Notes	3Q 2025	3Q 2024	%

General Account		355	(25)	n.m.
Affiliate		(518)	(2,613)	80
Third-party		494	2,778	(82)
Global Platforms		331	140	137
Strategic Partnerships		25	1,176	(98)
Net deposits	4	356	1,316	(73)

Annualized revenues gained / (lost) on net deposits - Global Platforms		2.9	5.5	(46)

General Account		67,777	68,395	(1)
Affiliate		36,756	39,597	(7)
Third-party		156,427	154,021	2
Global Platforms		260,961	262,013	-
Strategic Partnerships		66,271	61,895	7
Assets under Management	4	327,232	323,908	1

In the third quarter of 2025, third-party net deposits in Global Platforms were mostly driven by inflows in fixed income and alternative fixed income products.

Net deposits in Strategic Partnerships were driven by Aegon’s French asset management joint venture, LBP AM, which benefited from higher net deposits in structured investment products. This was partly offset by net outflows in Aegon Industrial Fund Management Company (AIFMC), as net deposits in money market funds were more than offset by net outflows from mutual funds.

Net outflows from Affiliate resulted mainly from the gradual run-off of the traditional insurance book in the United Kingdom.

Assets under Management increased by EUR 3 billion compared with September 30, 2024, mainly driven by the impact of favorable markets and third-party net deposits, which were partly offset by unfavorable exchange rate movements over the period.

November 13, 2025 3Q25 trading update

Capital highlights

Capital ratios

Aegon Ltd.				unaudited

Main capital ratios
	Notes	2025	2025
in millions		Sep. 30	Jun. 30	%

United States (USD)
Available capital		7,680	7,798	(2)
Required capital		1,807	1,857	(3)
US RBC ratio		425%	420%

Scottish Equitable plc (GBP)
Own funds		2,342	2,213	6
SCR		1,247	1,194	4
Solvency UK ratio		188%	185%

US RBC ratio

The estimated RBC ratio amounted to 425% on September 30, 2025, remaining above the operating level of 400%. The increase compared with June 30, 2025, was driven by OCG from the operating entities applying the RBC framework, which benefited the ratio by 13%-points. This increase was partially offset by a dividend payment from an operating company to the intermediate holding company – to pre-finance the planned remittance to the Holding in the fourth quarter of 2025 – which reduced the RBC ratio by 4%-points. Furthermore, market movements had a 3%-points negative impact. This was driven by higher equity markets with a partial offset from a favorable timing impact related to the previously announced expansion of the dynamic hedge program to hedge part of the Variable Annuities base contracts. Finally, one-time items and management actions negatively impacted the RBC ratio by 2%-points largely from restructuring expenses for strategic initiatives.

Solvency UK ratio

The estimated Solvency UK ratio for Scottish Equitable plc increased to 188% as of September 30, 2025, and remained above the operating level of 150%. The increase was mainly driven by OCG.

November 13, 2025 3Q25 trading update

Operating capital generation

Aegon Ltd.				unaudited

Capital generation
EUR in millions	Notes	3Q 2025	3Q 2024	%

Earnings on in-force		410	448	(9)
Release of required		120	63	90
New business strain		(190)	(175)	(9)
Operating capital generation before holding funding and operating expenses	5	340	336	1

Americas		222	208	6
United Kingdom		44	58	(24)
International		34	38	(10)
Asset Management		40	33	23
Operating capital generation before holding funding and operating expenses		340	336	1
Holding funding and operating expenses		(66)	(73)	10
Operating capital generation after holding funding and operating expenses		274	263	4
One-time items		530	(550)	n.m.
Market impacts		(179)	(33)	n.m.
Capital generation		625	(319)	n.m.

In the third quarter of 2025, OCG before holding funding and operating expenses increased by 1% compared with the third quarter of 2024. Both periods were impacted by overall favorable items that increased OCG.

Earnings on in-force decreased compared with the prior year period, mostly driven by unfavorable currency movements. In addition, the prior year period benefited from favorable non-recurring variances in Aegon UK. These were more than offset by an increase in the release of required capital mainly driven by the United States.

New business strain increased mainly due to a change in the product mix in the United Kingdom. The increase in new business strain in the United States had a limited impact due to the depreciation of the dollar against the euro.

The OCG before holding funding and operating expenses in the third quarter of 2025 contained some favorable non-recurring items. In the United States, these amounted to around EUR 27 million, driven by favorable claims variance and lower than expected new business strain. Both International and Aegon AM had overall favorable non-recurring variances totaling around EUR 16 million.

Holding funding and operating expenses decreased compared with the third quarter of 2024, mainly driven by favorable expense variance in the current period.

The impact of the sale of 12.5 million shares in a.s.r. was reflected in one-time items of total capital generation.

November 13, 2025 3Q25 trading update

Operating capital generation Americas

Americas				unaudited

Capital generation
USD in millions	Notes	3Q 2025	3Q 2024%

Distribution		26	37	(29)
Savings & Investments		74	80	(7)
Protection Solutions	6	213	229	(7)
Financial Assets		43	14	n.m.
Earnings on in-force (EoIF)		356	360	(1)
Release of required		90	46	94
New business strain		(190)	(178)	(7)
Operating capital generation		257	229	12
One-time items		(25)	(426)	94
Market impacts		(122)	(1)	n.m.
Capital generation		110	(199)	n.m.

Strategic Assets		173	141	22
Financial Assets		84	88	(4)
Operating capital generation		257	229	12

EoIF Retirement Plans (included in EoIF Savings & Investments)		54	56	(3)
EoIF Individual Life (included in EoIF Protection Solutions)		161	184	(13)

In the Americas, OCG increased by 12% to USD 257 million, driven by a higher contribution from the Strategic Assets and a broadly stable contribution from the Financial Assets. The increase of OCG from Strategic Assets was driven by more favorable claims experience compared with the prior year period, as well as a higher release of required capital. This was partially offset by a higher new business strain largely associated with growth in the Individual Life portfolio. The total new business strain remained USD 10 million below the guidance of around USD 200 million per quarter. Adjusting for this and USD 20 million of favorable claims experience, the OCG falls within the guidance of USD 200 to 240 million per quarter.

Earnings on in-force was in aggregate similar to the prior year quarter. Financial Assets earnings on in-force increased, mostly driven by Variable Annuities that benefited from favorable markets. Morbidity claims experience in Financial Assets was USD 19 million favorable, which was mainly driven by fewer than expected new claims in Long-Term Care. In addition, there was USD 6 million of favorable mortality claims experience in Universal Life. In Protection Solutions, earnings on in-force decreased in Traditional Life and Variable Universal Life, which offset the growth in other products. USD 6 million of unfavorable morbidity claims experience was mainly driven by the Medical Supplement product in the workplace business. Mortality claims experience in Protection Solutions was largely in line with expectations. In Savings & Investments, earnings on in-force decreased mainly due to lower contributions from the Stable Value Solutions line of business. Distribution reported a decrease in earnings on in-force due to a lower operating margin, mostly associated with higher investments to support the growth of the WFG franchise.

November 13, 2025 3Q25 trading update

Cash Capital at Holding and free cash flow

Aegon Ltd.				unaudited

Cash Capital at Holding
EUR in millions	Notes	3Q 2025	3Q 2024%

Beginning of period		2,011	2,090	(4%)

Americas		11	12	(13%)
United Kingdom		-	-	-
International		5	-	n.m.
Asset Management		-	29	n.m.
a.s.r. dividends		79	73	7%
a.s.r. share buybacks		-	-	-
Cash flows from a.s.r.		79	73	7%
Holding and other activities		3	-	n.m.
Gross remittances		97	115	(16%)

Funding and operating expenses		(21)	(35)	40%
Free cash flow		76	80	(5%)

Capital injections		(47)	(4)	n.m.
Acquisitions and Divestitures		700	-	n.m.
Capital flows from / (to) shareholders		(808)	(656)	(23%)
Net change in gross financial leverage		-	-	-
Other		(52)	(27)	(95%)
End of period		1,880	1,484	27%

Aegon’s Cash Capital at Holding decreased during the third quarter of 2025, largely due to capital returns to shareholders in the form of dividend payments and share buybacks. This was partly offset by the proceeds from the sale of 12.5 million shares in a.s.r. Free cash flow was mainly driven by the 2025 interim dividend from a.s.r. Other items combined had a negative impact, mainly related to the review of a potential redomiciliation to the United States, the preparation for the implementation of US GAAP, capital markets transaction costs, and capital injections to expand our International investment management businesses.

Share buyback program

On August 21, 2025, Aegon announced a EUR 200 million increase to its ongoing EUR 200 million share buyback program, with a new total amount of EUR 400 million. The program is expected to be completed by December 15, 2025. As of September 30, 2025, Aegon had completed 54% of this share buyback program.

November 13, 2025 3Q25 trading update

Additional information

Presentation

The conference call presentation is available on aegon.com as of 7:00 am CET.

Supplements

Aegon’s third quarter 2025 Trading Update Supplement and other supplementary documents are available on aegon.com.

Webcast and conference call including Q&A

The webcast and conference call start at 9:00 am CET. The audio webcast can be followed on aegon.com. To join the conference call and/or participate in the Q&A, you will need to register via the following link. Directly after registration you will see your personal pin on the confirmation screen, and you will also receive an email with the call details and your personal pin to enter the conference call. The link becomes active 15 minutes prior to the scheduled start time. To avoid any unforeseen connection issues, it is recommended to make use of the “Call me” option. Approximately two hours after the conference call, a replay will be available on aegon.com.

Dial-in numbers for conference call:

United States: +1 864 991 4103 (local)

United Kingdom: +44 808 175 1536 (toll-free)

The Netherlands: +31 800 745 8377 (toll-free); or +31 970 102 86838 (toll)

Financial calendar 2025

Capital Markets Day – December 10, 2025

About Aegon

Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection, and retirement solutions. Aegon’s portfolio of businesses includes fully owned businesses in the United States and United Kingdom, and a global asset manager. Aegon also creates value by combining its international expertise with strong local partners via insurance joint ventures in Spain & Portugal, China, and Brazil, and via asset management partnerships in France and China. In addition, Aegon owns a Bermuda-based life insurer and generates value via a strategic shareholding in a market leading Dutch insurance and pensions company.

Aegon’s purpose of helping people live their best lives runs through all its activities. As a leading global investor and employer, Aegon seeks to have a positive impact by addressing critical environmental and societal issues. Aegon is headquartered in Schiphol, the Netherlands, domiciled in Bermuda, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

Contacts

Media relations	Investor relations

Richard Mackillican	Yves Cormier

+31(0) 6 27411546	+44 782 337 1511

richard.mackillican@aegon.com	yves.cormier@aegon.com

November 13, 2025 3Q25 trading update

Notes

1)	WFG total sales reflects the total sales for US and Canada.
2)	New life sales is defined as new recurring premiums plus 1/10 of single premiums.
3)	Dynamic hedge effectiveness ratio (%) represents the hedge effectiveness on targeted risk, in particular impact from linear equity and interest rate movements.
4)	Including results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.
5)	In 2024 the operating capital generation (OCG) split has been revised to reflect methodological changes specific to AUK. The total OCG remains unchanged.
6)	Americas Protection Solution includes various tax and corporate items not directly attributable to its business.
7)	The numbers in this release are unaudited.

Local currencies

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•

Changes in general economic and/or governmental conditions, particularly in Bermuda, the United States, the United Kingdom and in relation to Aegon’s shareholding in ASR Nederland N.V. and asset management business, the Netherlands;

•	Civil unrest, (geo-) political tensions, military action or other instability in countries or geographic regions that affect our operations or that affect global markets;
•	Changes in the performance of financial markets, including emerging markets, such as with regard to:
○	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
○	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;
○	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;
○	The impact from volatility in credit, equity, and interest rates;
•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
•	The effect of tariffs and potential trade wars on trading markets and on economic growth, globally and in the markets where Aegon operates.
•

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

•

The effect of applicable Bermuda solvency requirements, the European Union’s Solvency II requirements, and applicable equivalent solvency requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain and our ability to pay dividends;

•	Changes in the European Commission’s or European regulator’s position on the equivalence of the supervisory regime for insurance and reinsurance undertakings in force in Bermuda;
•	Changes affecting interest rate levels and low or rapidly changing interest rate levels;
•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
•	The effects of global inflation, or inflation in the markets where Aegon operates;
•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•

Increasing levels of competition, particularly in the United States, the United Kingdom, emerging markets and in relation to Aegon’s shareholding in ASR Nederland N.V. and asset management business, the Netherlands;

•

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

•	The frequency and severity of insured loss events;
•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products and management of derivatives;
•

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
•

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Customer responsiveness to both new products and distribution channels;
•	Third-party information used by us may prove to be inaccurate and change over time as methodologies and data availability and quality continue to evolve impacting our results and disclosures;

November 13, 2025 3Q25 trading update

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As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which Aegon does business, may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Aegon’s failure to swiftly, effectively, and securely adapt and integrate emerging technologies;
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The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results from such transactions, and its ability to separate businesses as part of divestitures. In particular, there is no certainty that Aegon’s review on a potential relocation of the company’s legal domicile and head office to the United States will result in a decision to pursue such a relocation. Furthermore, there is no guarantee, if pursued, what the manner, timing, and potential impacts of a relocation would be and if such relocation can be completed successfully.

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Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;

•	Changes in the policies of central banks and/or governments;
•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
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Consequences of an actual or potential break-up of the European Monetary Union in whole or in part, or further consequences of the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

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Changes in laws and regulations, or the interpretation thereof by regulators and courts, including as a result of comprehensive reform or shifts away from multilateral approaches to regulation of global or national operations, particularly regarding those laws and regulations related to ESG matters, those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, the attractiveness of certain products to its consumers and Aegon’s intellectual property;

•	Regulatory changes relating to the pensions, investment, insurance industries and enforcing adjustments in the jurisdictions in which Aegon operates;
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Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national (such as Bermuda) or US federal or state level financial regulation or the application thereof to Aegon;

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Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels;

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The rapidly changing landscape for ESG responsibilities, leading to potential challenges by private parties and governmental authorities, and/or changes in ESG standards and requirements, including assumptions, methodology and materiality, or a change by Aegon in applying such standards and requirements, voluntarily or otherwise, may affect Aegon’s ability to meet evolving standards and requirements, or Aegon’s ability to meet its sustainability and ESG-related goals, or related public expectations, which may also negatively affect Aegon’s reputation or the reputation of its board of directors or its management;

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Unexpected delays, difficulties, and expenses in executing against Aegon’s environmental, climate, or other ESG targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, health and safety laws; and

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Reliance on third-party information in certain of Aegon’s disclosures, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies in third-party information used by Aegon, including in estimates or assumptions, may cause results to differ materially and adversely from statements, estimates, and beliefs made by Aegon or third-parties. Moreover, Aegon’s disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in its business or applicable governmental policies, or other factors, some of which may be beyond Aegon’s control. Additionally, Aegon’s discussion of various ESG and other sustainability issues in this document or in other locations, including on our corporate website, may be informed by the interests of various stakeholders, as well as various ESG standards, frameworks, and regulations (including for the measurement and assessment of underlying data). As such, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily “material” under US securities laws for SEC reporting purposes, even if we use words such as “material” or “materiality” in relation to those statements. ESG expectations continue to evolve, often quickly, including for matters outside of our control; our disclosures are inherently dependent on the methodology (including any related assumptions or estimates) and data used, and there can be no guarantee that such disclosures will necessarily reflect or be consistent with the preferred practices or interpretations of particular stakeholders, either currently or in future.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the 2024 Integrated Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

WORLD FINANCIAL GROUP (WFG):

WFG CONSISTS OF:

IN THE UNITED STATES, WORLD FINANCIAL GROUP INSURANCE AGENCY, LLC (IN CALIFORNIA, DOING BUSINESS AS WORLD FINANCIAL INSURANCE AGENCY, LLC), WORLD FINANCIAL GROUP INSURANCE AGENCY OF HAWAII, INC., WORLD FINANCIAL GROUP INSURANCE AGENCY OF MASSACHUSETTS, INC., AND / OR WFG INSURANCE AGENCY OF PUERTO RICO, INC. (COLLECTIVELY WFGIA), WHICH OFFER INSURANCE AND ANNUITY PRODUCTS.

IN THE UNITED STATES, TRANSAMERICA FINANCIAL ADVISORS, INC. IS A FULL-SERVICE, FULLY LICENSED, INDEPENDENT BROKER-DEALER AND REGISTERED INVESTMENT ADVISOR. TRANSAMERICA FINANCIAL ADVISORS, INC. (TFA), MEMBER FINRA, MSRB, SIPC , AND REGISTERED INVESTMENT ADVISOR, OFFERS SECURITIES AND INVESTMENT ADVISORY SERVICES.

IN CANADA, WORLD FINANCIAL GROUP INSURANCE AGENCY OF CANADA INC. (WFGIAC), WHICH OFFERS LIFE INSURANCE AND SEGREGATED FUNDS. WFG SECURITIES INC. (WFGS), WHICH OFFERS MUTUAL FUNDS.

WFGIAC AND WFGS ARE AFFILIATED COMPANIES.